NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

06014046

SUPPL

May 25, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 24, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

For - BARBARA O'NEILL

dlw 6/5

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 24, 2006**

News Release: **06-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI APPOINTS NEW DIRECTOR

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the appointment of Douglas Cageorge, CA as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held today.

From 1999 to date Mr. Cageorge has been a Partner with Smith Cageorge Perry LLP Chartered Accountants. From 1990 to 1998, he was a self employed Chartered Accountant providing income tax and accounting services to a variety of clients. From 1986 to 1990, Mr. Cageorge was a Tax Manager with Deloitte & Touche Chartered Accountants. He has a Bachelor of Commerce degree from Sir George Williams University (1968) and Chartered Accountant designation (1972).

The board now consists of Messrs. Shane Ebert, Jean Pierre Jutras, Douglas Cageorge and Ms. Lesley Hayes. Mr. Cageorge has also been appointed as a member of the Audit Committee.

Northern Abitibi welcomes Mr. Cageorge and his wealth of business expertise, to the Corporation and looks forward to his valued input into current and future business endeavors.

"Barbara O'Neill"
Barbara O'Neill
Secretary

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **MAY 24, 2006**

News Release: **06-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI APPOINTS NEW DIRECTOR

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the appointment of Douglas Cageorge, CA as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held today.

From 1999 to date Mr. Cageorge has been a Partner with Smith Cageorge Perry LLP Chartered Accountants. From 1990 to 1998, he was a self employed Chartered Accountant providing income tax and accounting services to a variety of clients. From 1986 to 1990, Mr. Cageorge was a Tax Manager with Deloitte & Touche Chartered Accountants. He has a Bachelor of Commerce degree from Sir George Williams University (1968) and Chartered Accountant designation (1972).

The board now consists of Messrs. Shane Ebert, Jean Pierre Jutras, Douglas Cageorge and Ms. Lesley Hayes. Mr. Cageorge has also been appointed as a member of the Audit Committee.

Northern Abitibi welcomes Mr. Cageorge and his wealth of business expertise, to the Corporation and looks forward to his valued input into current and future business endeavors.

"Barbara O'Neill"
Barbara O'Neill
Secretary

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE

MAY 24, 2006

News Release: **06-04**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI APPOINTS NEW DIRECTOR

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the appointment of Douglas Cageorge, CA as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held today.

From 1999 to date Mr. Cageorge has been a Partner with Smith Cageorge Perry LLP Chartered Accountants. From 1990 to 1998, he was a self employed Chartered Accountant providing income tax and accounting services to a variety of clients. From 1986 to 1990, Mr. Cageorge was a Tax Manager with Deloitte & Touche Chartered Accountants. He has a Bachelor of Commerce degree from Sir George Williams University (1968) and Chartered Accountant designation (1972).

The board now consists of Messrs. Shane Ebert, Jean Pierre Jutras, Douglas Cageorge and Ms. Lesley Hayes. Mr. Cageorge has also been appointed as a member of the Audit Committee.

Northern Abitibi welcomes Mr. Cageorge and his wealth of business expertise, to the Corporation and looks forward to his valued input into current and future business endeavors.

"Barbara O'Neill"
Barbara O'Neill
Secretary

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.